FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2022 (U.S. GAAP)

Date:	August 3, 2022
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the three months ended June 30
	2021		2022

	(Millions of yen, except per share data)
		% Change from June 30, 2020		% Change from June 30, 2021
Total revenue	405,172	(21.2%)	409,968	1.2%
Net revenue	353,275	(23.3%)	299,028	(15.4%)
Income before income taxes	78,533	(56.8%)	11,733	(85.1%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	48,487	(66.0%)	1,696	(96.5%)
Comprehensive income	51,220	(64.7%)	169,507	230.9%
Basic-Net income attributable to NHI shareholders per share (Yen)	16.12		0.56
Diluted-Net income attributable to NHI shareholders per share (Yen)	15.59		0.52
Return on shareholders’ equity - annualized	7.1%		0.2%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2022	2022

	(Millions of yen, except per share data)
Total assets	43,412,156	48,903,281
Total equity	2,972,803	3,115,125
Total NHI shareholders’ equity	2,914,605	3,055,483
Total NHI shareholders’ equity as a percentage of total assets	6.7%	6.2%
Total NHI shareholders’ equity per share (Yen)	965.80	1,017.18

2. Cash Dividends

	For the year ended March 31
	2022	2023	2023 (Plan)

	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	—	Unconfirmed
At December 31	—	—	—
At March 31	14.00	—	Unconfirmed
For the year	22.00	—	Unconfirmed

Note: Fiscal year 2023 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2023”.

3. Earnings Forecasts for the year ending March 31, 2023

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards : None

     b)     Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2022	2022
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	215,758,589	229,699,910

	For the three months ended June 30
	2021	2022
Average number of shares outstanding (year-to-date)	3,007,328,504	3,017,845,872

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	353.3	299.0	(15.4)
Non-interest expenses	274.7	287.3	4.6

Income (loss) before income taxes	78.5	11.7	(85.1)
Income tax expense	28.5	11.3	(60.3)

Net income (loss)	50.0	0.4	(99.2)

Less: Net income (loss) attributable to noncontrolling interests	1.5	(1.3)	—

Net income (loss) attributable to NHI shareholders	48.5	1.7	(96.5)

Return on shareholders’ equity - annualized	7.1%	0.2%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 299.0 billion yen for the three months ended June 30, 2022, a decrease of 15.4% from the same period in the prior year. Non-interest expenses increased by 4.6% from the same period in the prior year to 287.3 billion yen. Income before income taxes was 11.7 billion yen and net income attributable to NHI shareholders was 1.7 billion yen for the three months ended June 30, 2022.

    Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	349.9	301.9	(13.7)
Non-interest expenses	274.7	287.3	4.6

Income (loss) before income taxes	75.2	14.6	(80.6)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2022 was 301.9 billion yen, a decrease of 13.7% from the same period in the prior year. Non-interest expenses increased by 4.6% from the same period in the prior year to 287.3 billion yen. Income before income taxes decreased by 80.6% to 14.6 billion yen for the three months ended June 30, 2022. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	85.0	71.4	(16.0)
Non-interest expenses	66.0	66.5	0.8

Income (loss) before income taxes	19.0	4.9	(74.2)

Net revenue decreased by 16.0% from the same period in the prior year to 71.4 billion yen. Non-interest expense increased by 0.8% to 66.5 billion yen. As a result, income before income taxes decreased by 74.2% to 4.9 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	63.5	7.6	(88.1)
Non-interest expenses	18.6	19.3	3.9

Income (loss) before income taxes	44.9	(11.7)	—

Net revenue decreased by 88.1% from the same period in the prior year to 7.6 billion yen. Non-interest expense increased by 3.9% to 19.3 billion yen. As a result, loss before income taxes was 11.7 billion yen. Assets under management were 65.6 trillion yen as of June 30, 2022.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	132.8	199.0	49.9
Non-interest expenses	161.1	173.7	7.8

Income (loss) before income taxes	(28.4)	25.3	—

Net revenue increased by 49.9% from the same period in the prior year to 199.0 billion yen. Non-interest expense increased by 7.8% to 173.7 billion yen. As a result, income before income taxes was 25.3 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue	68.7	23.9	(65.2)
Non-interest expenses	29.1	27.8	(4.3)

Income (loss) before income taxes	39.6	(3.9)	—

Net revenue was 23.9 billion yen. Loss before income taxes was 3.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2022 were 48,903.3 billion yen, an increase of 5,491.1 billion yen compared to March 31, 2022, mainly due to the increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of June 30, 2022 were 45,788.2 billion yen, an increase of 5,348.8 billion yen compared to March 31, 2022, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2022 was 3,115.1 billion yen, an increase of 142.3 billion yen compared to March 31, 2022.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2022	June 30, 2022	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,316,238	3,476,966	160,728
Time deposits	320,754	292,016	(28,738)
Deposits with stock exchanges and other segregated cash	426,519	424,513	(2,006)

Total cash and cash deposits	4,063,511	4,193,495	129,984

Loans and receivables:
Loans receivable	3,579,727	4,053,945	474,218
Receivables from customers	417,661	521,500	103,839
Receivables from other than customers	1,069,660	1,190,654	120,994
Allowance for credit losses	(66,346)	(70,100)	(3,754)

Total loans and receivables	5,000,702	5,695,999	695,297

Collateralized agreements:
Securities purchased under agreements to resell	11,879,312	14,192,423	2,313,111
Securities borrowed	4,997,129	5,005,024	7,895

Total collateralized agreements	16,876,441	19,197,447	2,321,006

Trading assets and private equity and debt investments:
Trading assets*	15,230,817	17,559,740	2,328,923
Private equity and debt investments*	65,193	59,428	(5,765)

Total trading assets and private equity and debt investments	15,296,010	17,619,168	2,323,158

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 million as of March 31, 2022 and ¥460,945 million as of June 30, 2022)	419,047	432,335	13,288
Non-trading debt securities*	484,681	471,597	(13,084)
Investments in equity securities*	133,897	129,070	(4,827)
Investments in and advances to affiliated companies*	364,281	380,208	15,927
Other	773,586	783,962	10,376

Total other assets	2,175,492	2,197,172	21,680

Total assets	43,412,156	48,903,281	5,491,125

*	Including securities pledged as collateral

Millions of yen
March 31, 2022	June 30, 2022	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,050,141	1,337,955	287,814
Payables and deposits:
Payables to customers	1,522,961	1,699,925	176,964
Payables to other than customers	1,636,725	1,937,901	301,176
Deposits received at banks	1,760,679	1,871,238	110,559

Total payables and deposits	4,920,365	5,509,064	588,699

Collateralized financing:
Securities sold under agreements to repurchase	12,574,556	15,102,366	2,527,810
Securities loaned	1,567,351	1,485,103	(82,248)
Other secured borrowings	396,291	374,284	(22,007)

Total collateralized financing	14,538,198	16,961,753	2,423,555

Trading liabilities	9,652,118	11,470,562	1,818,444
Other liabilities	1,020,225	943,044	(77,181)
Long-term borrowings	9,258,306	9,565,778	307,472

Total liabilities	40,439,353	45,788,156	5,348,803

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2022 and
3,233,562,601 shares as of June 30, 2022
Outstanding	-	3,017,804,012 shares as of March 31, 2022 and
3,003,862,691 shares as of June 30, 2022	594,493	594,493	—
Additional paid-in capital	697,507	678,115	(19,392)
Retained earnings	1,606,987	1,606,779	(208)
Accumulated other comprehensive income (loss)	127,973	294,637	166,664

Total NHI shareholders’ equity before treasury stock	3,026,960	3,174,024	147,064
Common stock held in treasury, at cost -
215,758,589 shares as of March 31, 2022 and
229,699,910 shares as of June 30, 2022	(112,355)	(118,541)	(6,186)

Total NHI shareholders’ equity	2,914,605	3,055,483	140,878

Noncontrolling interests	58,198	59,642	1,444

Total equity	2,972,803	3,115,125	142,322

Total liabilities and equity	43,412,156	48,903,281	5,491,125

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021(A)	June 30, 2022(B)
Revenue:
Commissions	82,886	70,431	(15.0)
Fees from investment banking	35,703	27,285	(23.6)
Asset management and portfolio service fees	64,044	68,250	6.6
Net gain on trading	51,994	141,918	173.0
Gain (loss) on private equity and debt investments	25,988	(4,535)	—
Interest and dividends	64,536	109,049	69.0
Gain (loss) on investments in equity securities	3,468	(1,742)	—
Other	76,553	(688)	—

Total revenue	405,172	409,968	1.2
Interest expense	51,897	110,940	113.8

Net revenue	353,275	299,028	(15.4)

Non-interest expenses:
Compensation and benefits	135,603	143,061	5.5
Commissions and floor brokerage	26,816	28,488	6.2
Information processing and communications	44,099	49,732	12.8
Occupancy and related depreciation	16,716	16,359	(2.1)
Business development expenses	3,294	4,699	42.7
Other	48,214	44,956	(6.8)

Total non-interest expenses	274,742	287,295	4.6

Income before income taxes	78,533	11,733	(85.1)
Income tax expense	28,540	11,340	(60.3)

Net income	49,993	393	(99.2)

Less: Net income (loss) attributable to noncontrolling interests	1,506	(1,303)	—

Net income attributable to NHI shareholders	48,487	1,696	(96.5)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	16.12	0.56	(96.5)

Diluted-
Net income attributable to NHI shareholders per share	15.59	0.52	(96.7)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021(A)	June 30, 2022(B)
Net income	49,993	393	(99.2)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(2,764)	145,318	—
Deferred income taxes	(311)	(416)	—

Total	(3,075)	144,902	—

Defined benefit pension plans:
Pension liability adjustment	(130)	926	—
Deferred income taxes	139	(140)	—

Total	9	786	—

Own Credit Adjustments:
Own Credit Adjustments	5,725	28,859	404.1
Deferred income taxes	(1,432)	(5,433)	—

Total	4,293	23,426	445.7

Total other comprehensive income	1,227	169,114	—

Comprehensive income	51,220	169,507	230.9
Less: Comprehensive income attributable to noncontrolling interests	1,765	1,147	(35.0)

Comprehensive income attributable to NHI shareholders	49,455	168,360	240.4

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net revenue

Business segment information:
Retail	84,986	71,386	(16.0)
Investment Management	63,482	7,579	(88.1)
Wholesale	132,777	198,987	49.9

Subtotal	281,245	277,952	(1.2)
Other	68,659	23,925	(65.2)

Net revenue	349,904	301,877	(13.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	(2,849)	—

Net revenue	353,275	299,028	(15.4)

Non-interest expenses

Business segment information:
Retail	65,964	66,470	0.8
Investment Management	18,569	19,293	3.9
Wholesale	161,134	173,715	7.8

Subtotal	245,667	259,478	5.6
Other	29,075	27,817	(4.3)

Non-interest expenses	274,742	287,295	4.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	274,742	287,295	4.6

Income (loss) before income taxes

Business segment information:
Retail	19,022	4,916	(74.2)
Investment Management	44,913	(11,714)	—
Wholesale	(28,357)	25,272	—

Subtotal	35,578	18,474	(48.1)
Other*	39,584	(3,892)	—

Income (loss) before income taxes	75,162	14,582	(80.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	(2,849)	—

Income (loss) before income taxes	78,533	11,733	(85.1)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2021 (A)	June 30, 2022 (B)
Net gain (loss) related to economic hedging transactions	3,444	(9,807)	—
Realized gain (loss) on investments in equity securities held for operating purposes	173	240	38.7
Equity in earnings of affiliates	9,617	16,993	76.7
Corporate items	(9,272)	(5,988)	—
Other	35,622	(5,330)	—

Total	39,584	(3,892)	—

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2022
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	697,507
Stock-based compensation awards	(19,392)

Balance at end of period	678,115

Retained earnings
Balance at beginning of year	1,606,987
Net income attributable to NHI shareholders	1,696
Loss on sales of treasury stock	(1,904)

Balance at end of period	1,606,779

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912
Net change during the period	142,452

Balance at end of period	279,364

Defined benefit pension plans
Balance at beginning of year	(43,803)
Pension liability adjustment	786

Balance at end of period	(43,017)

Own credit adjustments
Balance at beginning of year	34,864
Own credit adjustments	23,426

Balance at end of period	58,290

Balance at end of period	294,637

Common stock held in treasury
Balance at beginning of year	(112,355)
Repurchases of common stock	(23,209)
Sale of common stock	0
Common stock issued to employees	17,023

Balance at end of period	(118,541)

Total NHI shareholders’ equity

Balance at end of period	3,055,483

Noncontrolling interests
Balance at beginning of year	58,198
Net change during the period	1,444

Balance at end of period	59,642

Total equity

Balance at end of period	3,115,125

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022(A)	June 30, 2022(B)	(B-A)/(A)
Revenue:
Commissions	82,886	91,636	82,573	75,249	70,431	(6.4)	332,344
Fees from investment banking	35,703	33,901	46,020	33,979	27,285	(19.7)	149,603
Asset management and portfolio service fees	64,044	67,193	69,891	68,857	68,250	(0.9)	269,985
Net gain on trading	51,994	91,142	106,806	118,857	141,918	19.4	368,799
Gain (loss) on private equity and debt investments	25,988	475	4,619	(314)	(4,535)	—	30,768
Interest and dividends	64,536	69,925	82,636	67,125	109,049	62.5	284,222
Gain (loss) on investments in equity securities	3,468	2,082	(2,586)	2,482	(1,742)	—	5,446
Other	76,553	22,855	13,793	39,631	(688)	—	152,832

Total revenue	405,172	379,209	403,752	405,866	409,968	1.0	1,593,999
Interest expense	51,897	60,343	52,787	65,082	110,940	70.5	230,109

Net revenue	353,275	318,866	350,965	340,784	299,028	(12.3)	1,363,890

Non-interest expenses:
Compensation and benefits	135,603	129,245	139,035	125,623	143,061	13.9	529,506
Commissions and floor brokerage	26,816	27,397	24,130	26,861	28,488	6.1	105,204
Information processing and communications	44,099	45,136	46,596	48,488	49,732	2.6	184,319
Occupancy and related depreciation	16,716	17,846	17,507	17,673	16,359	(7.4)	69,742
Business development expenses	3,294	3,902	4,400	4,045	4,699	16.2	15,641
Other	48,214	76,873	39,197	68,571	44,956	(34.4)	232,855

Total non-interest expenses	274,742	300,399	270,865	291,261	287,295	(1.4)	1,137,267

Income before income taxes	78,533	18,467	80,100	49,523	11,733	(76.3)	226,623
Income tax expense	28,540	12,984	18,482	20,084	11,340	(43.5)	80,090

Net income	49,993	5,483	61,618	29,439	393	(98.7)	146,533

Less: Net income (loss) attributable to noncontrolling interests	1,506	2,270	1,285	(1,524)	(1,303)	—	3,537

Net income attributable to NHI shareholders	48,487	3,213	60,333	30,963	1,696	(94.5)	142,996

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	16.12	1.04	19.66	10.26	0.56	(94.5)	46.68

Diluted-
Net income attributable to NHI shareholders per share	15.59	1.01	19.07	9.89	0.52	(94.7)	45.23

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022(A)	June 30, 2022(B)	(B-A)/(A)	March 31, 2022
Net revenue

Business segment information:
Retail	84,986	85,191	87,351	70,457	71,386	1.3	327,985
Investment Management	63,482	34,329	40,108	10,074	7,579	(24.8)	147,993
Wholesale	132,777	172,669	202,709	194,900	198,987	2.1	703,055

Subtotal	281,245	292,189	330,168	275,431	277,952	0.9	1,179,033
Other	68,659	24,809	21,568	64,198	23,925	(62.7)	179,234

Net revenue	349,904	316,998	351,736	339,629	301,877	(11.1)	1,358,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	—	5,623

Net revenue	353,275	318,866	350,965	340,784	299,028	(12.3)	1,363,890

Non-interest expenses

Business segment information:
Retail	65,964	68,207	69,316	65,258	66,470	1.9	268,745
Investment Management	18,569	19,300	19,757	18,852	19,293	2.3	76,478
Wholesale	161,134	147,700	161,875	157,854	173,715	10.0	628,563

Subtotal	245,667	235,207	250,948	241,964	259,478	7.2	973,786
Other	29,075	65,192	19,917	49,297	27,817	(43.6)	163,481

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	(1.4)	1,137,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	(1.4)	1,137,267

Income (loss) before income taxes

Business segment information:
Retail	19,022	16,984	18,035	5,199	4,916	(5.4)	59,240
Investment Management	44,913	15,029	20,351	(8,778)	(11,714)	—	71,515
Wholesale	(28,357)	24,969	40,834	37,046	25,272	(31.8)	74,492

Subtotal	35,578	56,982	79,220	33,467	18,474	(44.8)	205,247
Other*	39,584	(40,383)	1,651	14,901	(3,892)	—	15,753

Income (loss) before income taxes	75,162	16,599	80,871	48,368	14,582	(69.9)	221,000

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	—	5,623

Income (loss) before income taxes	78,533	18,467	80,100	49,523	11,733	(76.3)	226,623

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022(A)	June 30, 2022(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,444	(3,825)	(1,128)	(8,428)	(9,807)	—	(9,937)
Realized gain (loss) on investments in equity securities held for operating purposes	173	23	19	1,140	240	(78.9)	1,355
Equity in earnings of affiliates	9,617	5,571	5,366	16,236	16,993	4.7	36,790
Corporate items	(9,272)	(45,566)	(1,807)	(34,428)	(5,988)	—	(91,073)
Other	35,622	3,414	(799)	40,381	(5,330)	—	78,618

Total	39,584	(40,383)	1,651	14,901	(3,892)	—	15,753

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2023_1q.pdf